RESIGNATION OF INDEPENDENT DIRECTOR

February 28 2014, Johannesburg, Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX, NYSE MKT, JSE: ATL) advises that Mr Patrick Cooke has resigned as independent director of the Company with effect from 26 February 2014.

The Board takes this opportunity to express their appreciation to Mr Cooke and extends its best wishes in his future endeavours.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.